Exhibit 99.1

Alps Group Inc Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

KUALA LUMPUR, Malaysia, May 19, 2026 (GLOBE NEWSWIRE) — Alps Group Inc (the “Company” or “Alps Group”), the parent company of Alps Life Sciences Inc. (“Alps Holdco”), a fully integrated biotechnology research and healthcare platform specializing in predictive, preventive, and precision medicine, today announced that on May 15, 2026, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on the closing bid price of the ordinary shares of the Company for the last 30 consecutive business days, the Company is currently not in compliance with the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5450(a)(1), which requires the Company to maintain a minimum bid price of $1.00 per share.

The notification has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq, and it does not affect the Company’s current business operations or financial condition. Nasdaq has provided the Company with a compliance period of 180 calendar days, or until November 11, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance, there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About Alps Group

Alps Group Inc is the parent company of Alps Life Sciences Inc., an integrated biotechnology platform integrating research and development, medical services, and wellness solutions of advanced therapies under one unified ecosystem aimed at improving healthcare outcomes globally. Alps Group’s mission is to create a fair healthcare ecosystem, to make advance predictive, preventive, and precision medicine accessible and affordable.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by the Company and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

Philip Carlson

KCSA Strategic Communications

212-896-1233

alps@kcsa.com